February 27, 2012

VIA EDGAR SUBMISSION

Re:	Telefonica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. – TELESP)
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
File No. 001-14475

Mr. Robert S. Littlepage
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Dear Mr. Littlepage:

On behalf of our client Telefonica Brasil S.A. (formerly Telecomunicacoes De Sao Paulo S.A. – TELESP) (the “Company”), we acknowledge receipt by the Company of the Staff ’s (the “Staff”) of the Securities and Exchange Commission letter dated February 14, 2012 (the “Comment Letter”) regarding the Company’s above-referenced filing on Form 20-F.

The Company is working expeditiously to respond to the Comment Letter in consultation with the Company’s independent accountants. However, the Company has advised us that it will require additional time to consider and respond to the Staff’s comments. Accordingly, on behalf of the Company, we respectfully request an extension of time to respond to the Comment Letter beyond the ten business days specified therein. The Company anticipates submitting to the Staff a response on or around March 14, 2012.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to call me at (212) 450-4779 or Mr. Gilmar Roberto Pereira Camurra, the Company’s Chief Financial Officer and Investor Relations Officer, at (55 11) 7420-1170 with any questions you may have.

Very truly yours, /s/ Andrés Gil Andrés Gil

cc: Mr.Gilmar Roberto Pereira (Chief Financial Officer and Investor Relations Officer, Telefonica Brasil S.A.)